

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Joseph A. Ferraro
Chief Legal Officer and Corporate Secretary
HC2 Holdings, Inc.
450 Park Avenue, 29th Floor
New York, NY 10022

      Re: HC2 Holdings, Inc.
           Registration Statement on Form S-3
           Filed September 9, 2020
           File No. 333-248695

Dear Mr. Ferraro:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Gregory A. Fernicola, Esq.